Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, New York 10036

Telephone: (212) 248-3140

Facsimile: (212) 248-3141

www.faegredrinker.com

June 24, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton

Re:	Calamos Aksia Private Equity & Alternatives Fund

(File Nos. 811-24034; 333-283688); Response to Comments on N-2/A

Ladies and Gentlemen:

This letter responds to the Staff’s accounting comments that you provided via telephone on June 12, 2025 and June 18, 2025 in connection with your review of the Fund’s registration statement (“Registration Statement”) filed on Form N-2 pursuant to the Investment Company Act of 1940, as amended (“1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”) to register securities of Calamos Aksia Private Equity & Alternatives Fund (the “Fund” or the “Registrant”) under the Securities Act.

For your convenience, we have repeated each comment below, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

June 12, 2025

Prospectus

1.	Comment: In footnote one to the “Summary of Fees and Expenses”, we note the following disclosure: “Investors purchasing Class A Shares may be charged a front-end sales load of up to 3.50% of the investor’s net purchase.” Please supplementally explain (i) the mechanics of the front-end load and (ii) why the term “net purchase” is appropriate.

Response: The front-end sales load is charged as a percentage of, and deducted from, the total dollar amount of an investor’s purchase, with the remainder used to purchase Fund shares at then-current NAV per share. For example, a shareholder investing $10,000 in Class A Shares with a 3.50% front-end sales load would have a sales charge of $350 deducted as the sales load, with the remaining $9,650 used to purchase Class A Shares at the then-current NAV per share. The Registrant will revise its disclosure to substitute “gross purchase” for “net purchase.”

2.	Comment: In the second hypothetical expense example for Class C shares, the footnote states “If the contingent deferred sales charge does not apply, the hypothetical expenses you would pay on $1,000 investment in Class C Shares would be $10, assuming annual expenses attributable to Shares remain unchanged, Shares earn a 5% annual return, and you redeemed your shares in full at the end of the 1-year period.” Please supplementally explain the $10, which appears to be the amount of the contingent deferred sales charge.

Response: The Fund will update the footnote to state that “If the contingent deferred sales charge applies, the hypothetical expenses you would pay on $1,000 investment in Class C Shares would be $10, assuming annual expenses attributable to Shares remain unchanged, Shares earn a 5% annual return, and you redeemed your shares in full at the end of the 1-year period.  See “Contingent Deferred Sales Charge” under “Share Repurchase Program.”

3.	Comment: Disclosure on page 24 states that “The Fund expenses to make investments in financial assets that do not fall into conventional investment categories like stocks, bonds and cash.” Should “expenses” instead be “expects”? Please revise as needed.

Response: The Fund has revised “expenses” to “expects.”

4.	Comment: Please explain in correspondence whether the financial statements of the Fund’s wholly-owned subsidiaries will be consolidated with those of the Fund. If not, please explain why not.

Response: The financial statements of the Fund’s wholly-owned subsidiaries will be consolidated with those of the Fund.

5.	Comment: Confirm, to the extent applicable, that a wholly-owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Fund so confirms.

6.	Comment: Disclosure on page 64 indicates that the management fee waiver is effective as of July 1, 2025. This is inconsistent with the June 30, 2025, effective date shown elsewhere in the Registration Statement. Please revise as appropriate.

Response: The Fund will revise the Registration Statement to reconcile these dates as appropriate.

The Fund’s Seed Financial Statements

7.	Comment: The Staff notes the Fund’s financial statements indicate that the statement of operations is for the period from April 30, 2025, indicated as the “organization date,” through May 29, 2025. However, the notes to financial statements and the Registration Statement indicate that the Fund was organized on November 22, 2024. Please explain the significance of the April 30, 2025, date, and the inconsistency between the date of organization noted in the notes to the financial statements as compared to the statement of operations within the financial statements and the audit opinion and consent. If the dates are wrong, they should be updated in the audit opinion and reflected in the consent. Please also explain why the financial statement notes do not discuss the significance of the April 30, 2025, date.

Response: The Advisor considered April 30, 2025 the organizational date for the statement of operations because it is the date the Investment Advisory Agreement between the Advisor and the Fund, as well as other Fund agreements, became effective. The total expenses listed in the statement of operations reflect the Fund’s expenses for the life of the Fund (from the filing of its certificate of Trust with the State of Delaware on November 22, 2024, through May 29, 2025). The Fund will clarify the significance of the April 30, 2025, date in future financial statements.

8.	Comment: The financial statements do not discuss the recoupment provisions of the expense limitation agreement. Please explain why this is not included and confirm that it will be included in future financial statements.

Response: A discussion of the recoupment provisions of the expense limitation agreement was not included in the financial statements because a recoupment has not yet occurred. The Fund confirms this discussion will be included in future financial statements.

9.	Comment: The opinions of the independent registered public accounting firm are dated June 6, 2025, consistent with the filing of the Registration Statement. Please supplementally explain why the “Subsequent Events” note in the notes to financial statements does not include a discussion of the transaction with Calamos Aksia Private Equity LP (the “Private Fund”). Further, please explain in correspondence when the Private Fund assets will transfer to the Fund.

Response: The Fund is required to consider the need to disclose or adjust for any subsequent events occurring after the financial statement date up until the date the financial statements are issued. As of the issue date, there was no transaction with the Private Fund to disclose. The Private Fund plans to transfer its assets to the Fund on June 30, 2025.

10.	Comment: Please confirm that there are no material differences in the accounting policies of the Private Fund as compared to the accounting policies of the Registrant or provide the disclosure required by Rule 6-11(d)(1)(iii) of Regulation S-X.

Response: The Fund so confirms.

The Private Fund’s Financial Statements

11.	Comment: The financial highlights indicate that for the period from September 20, 2024 to December 31, 2024, the total return indicated for the Private Fund is 18.9%. Supplementally explain how this is consistent with the information provided in the Registration Statement in “Calamos Aksia Private Equity LPs Performance”, which shows, on page 65, a 12.02% return for the same period.

Response: The difference in performance between the financial highlights of the Private Fund and the performance information provided in the Registration statement, both for the period from September 20, 2024 to December 31, 2024, is due to the differences in the valuation policies between the Private Fund and the Fund, including the timing of when investment valuations are recorded, as well as the differing expense structures of the Private Fund and the Fund.  The Private Fund may wait until it receives each investment’s capital account valuation statement to record each investment’s value, while the Fund applies each investment’s valuations with the information best known at the end of the reporting period, which does not include delayed delivery of the capital account statements.

June 18, 2025

12.	Comment: The Staff notes your response to comment 7. Please refer to “Dear CFO Letter” (Release No. 2020-01 Determining Commencement of Operations Date). Provide the commencement of operations date of the new fund. Please supplementally provide the date that the seeding transactions with the Adviser occurred. We may have additional comments once that information is provided.

Response: The Registrant has reviewed and considered the above-referenced Dear CFO Letter. The Registrant advises the Staff that it has not yet commenced operations as it has no operational activity, other than the initial seed capital and organization and offering costs. The seeding transaction occurred on May 29, 2025.

13.	Comment: The staff notes your response to comment 9. Please provide an analysis for how it was determined not to include such information in financial statements. Cite applicable - U.S. GAAP – reference ASC 855.

Response: Per U.S. GAAP – reference ASC 855, subsequent events after the reporting period should be evaluated through the date that the financial statements are issued or available to be issued. As the seed financial statements were issued June 6, 2025, the transaction did not occur prior to the date of issuance of those seed financials statements.

14.	Comment: The staff notes your response to comment 11. Please explain how the response is consistent with the response to comment 10. Please update the lead-in to the performance figures within the registration statement to highlight these differences.

Response: The Registrant does not believe that the responses to comments 10 and 11 are inconsistent. While the time at which an investment’s valuation is recorded may differ between the private fund and the Fund, the private fund and the Fund otherwise utilize the same valuation policies and methodologies. As the methodologies used for the valuation of the private fund and the Fund’s investments are the same, the Registrant does not believe this timing difference in recording an investments practical expedient to be material. Moreover, this difference is solely a result of the Fund’s intent to calculate its net asset value on each business day, while the private fund calculates its net asset value less frequently, rather than a material difference in the funds’ accounting policies. The Registrant has revised the lead-in to the performance figures as follows in response to the Staff’s comment (deleted language is ~~struck through~~, new language bolded):

The Predecessor Fund commenced operations on September 20, 2024. The performance quoted below is that of the Predecessor Fund and was adjusted to reflect the Fund’s estimated expenses of Class I Shares (with the exception of estimated Acquired Fund Fees and Expenses, the effect of which is already incorporated into the performance of the Predecessor Fund, and interest payments on borrowed funds and securities sold short, as the Predecessor Fund did not have the benefit of leverage), ~~and~~ the Fund’s Expense Limitation Agreement in effect for its first year as a registered investment company as well as the Management Fee Waiver, and, because the Fund generally intends to calculate its net asset value on each business day and the Predecessor Fund calculates its net asset value less frequently, the differences in the time at which an investment’s valuation is recorded. The performance returns of the Predecessor Fund are unaudited and are calculated by the Advisor on a total return basis. If the effect of the Fund’s Expense Limitation Agreement and Management Fee Waiver were not reflected in the Predecessor Fund’s returns shown below, the returns would be lower. After-tax performance returns are not included for the Predecessor Fund. The Predecessor Fund was a privately placed fund, was not registered under the 1940 Act, and was not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act and the Code, which, if applicable, may have adversely affected its performance.

June 24, 2025

15.	Comment: The Staff notes your response to comment 12. Please update the seed audit financial statements to change the heading of the Statement of Operations to reflect an appropriate date of organization and include a new audit opinion and auditor’s consent.

Response: The Registrant has made the requested changes to the Fund’s seed audit financial statements (the “New Seed Financial Statements”). The New Seed Financial Statements, including the opinion of the Fund’s auditor, will be included in a pre-effective amendment to the Fund’s registration statement, together with the auditor’s consent.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (212) 248-3298, or in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Joshua Lindauer
Joshua Lindauer